DIAMONDHEAD CASINO CORPORATION

1013 PRINCESS STREET

ALEXANDRIA, VIRGINIA 22314

Email: vitaledav@aol.com

June 24, 2015

Jennifer Gowetski, Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Diamondhead Casino Corporation

Amendment No. 1 to Registration Statement on Form 10-12G

Filed: May 27, 2015, 2015

File No. 000-17529

Dear Ms. Gowetski:

We are in receipt of your letter dated June 10, 2015. In response, please be advised as follows.

Acknowledgement

The Company hereby acknowledges as follows:

a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business, page 1

1.   We note your revised disclosure on page 2 that you intend to raise sufficient funds to allow you to retain and pay the professionals whose services are required to stay current in your periodic filings. Please revise to clarify the source of these funds and, if applicable, that such financing is not guaranteed. In addition, please revise to clarify how you intend to stay current on your periodic filing obligation prior to raising sufficient funds to retain these services in the event you fail to raise sufficient funds.

In Amendment Number 2 to our Form 10, we will add to our prior disclosure to state that there is no current source of such funds and there can be no assurance the Company will be able to raise such funds.  In the event the Company is unable to raise such funds and does not have access to other sufficient funds, it will be unable to meet its periodic filing requirements.  In the meantime, the Company expects to use cash on hand to stay current on its periodic filings.

Item 6.  Executive Compensation, page 29

2.  We note your response to comment 7. Please revise to disclose the interest rate on this unpaid compensation due to Ms. Vitale. We note your disclosure that the accrued interest on unpaid compensation to Ms. Vitale through December 31, 2014 amounted to $227,687. We also note your disclosure in footnote 3 on page 30 that Ms. Vitale earned interest on the portion of her unpaid compensation for the years 2010 through 2014 in the amount of $70,428 and $91,739 in 2014. Please revise to clarify this discrepancy or advise. In addition, please revise to breakdown the amounts earned by Ms. Vitale each year, any amounts actually paid to Ms. Vitale and clarify how these amounts correspond to amounts referenced in Notes 4 and 7 of your financial statements.

There is an error as to the year “2014” in the fifth sentence of footnote 3 on page 30. The year should have been “2013.” This footnote will be revised and corrected. Ms. Vitale is owed compensation for unpaid salary due in each of the years 2010 through 2014. In addition, Mr. Harrison, a Director and Vice President of the Company, is owed compensation for unpaid salary due in the years 2010 and 2011. Mr. Harrison has not been on the Company payroll since the year ended December 31, 2011. Each of these individuals are due interest at 9% per annum on the balance of the unpaid compensation due to each of them.

In Note 4 of the financial statements, the “accrued interest due officers” is that interest due on unpaid compensation which amounts to a total of $270,166. This includes the $227,687 due to Ms. Vitale and the $42,479 due to Mr. Harrison.  Likewise, in Note 7 of the financial statements, the “[a]ccrued interest” in the first paragraph refers to the same accrued interest due to Ms. Vitale and Mr. Harrison on unpaid compensation.  In Amendment Number 2 to our Form 10, we will revise our disclosures to:

(a) disclose the interest rate used to compute the interest;

(b) disclose the amount of unpaid salary due to both Ms. Vitale and Mr. Harrison for each of the years 2010 through 2014;

(c) disclose the amount of unpaid interest due to both Ms. Vitale and Mr. Harrison for each of the years 2010 through 2014; and

(d) disclose the fact that neither Ms. Vitale nor Mr. Harrison have been paid any of the interest due them with respect to their earned and unpaid compensation.

Item 7.   Certain Relationships and Related Transactions, and Director Independence, page 31

3.   We note your disclosure in footnote 7 on page 25 of the convertible promissory note held by Mr. Crow. Please revise to include disclosure of this promissory note or advise. See Item 404 of Regulation S-K.

In Amendment No. 2 to our Form 10, we will revise our disclosures contained in Item 7 to include the Convertible Notes held by Mr. Crow.

Please feel free to call the undersigned at (703) 683-6800 should you have any questions. With kindest professional regards, I remain

Very truly yours,

/s/ Deborah A. Vitale
Deborah A. Vitale
President